

JD (John) DiThomas, CRCM, CAMS · 3rd

Chief Compliance Officer at Envel

Greater Boston · 500+ connections · **Contact info**

 **Envel**

 **Emerson College**

Experience



Chief Compliance Officer

Envel · Full-time

Mar 2020 – Present · 9 mos

Boston, Massachusetts, United States



Director, Compliance Risk Management

Circle · Full-time

Jul 2018 – Mar 2020 · 1 yr 9 mos

Boston, Massachusetts



Compliance Director

Santander US

Sep 2016 – Jul 2018 · 1 yr 11 mos

Boston, Massachusetts



Compliance Manager

PayPal

Jun 2015 – Sep 2016 · 1 yr 4 mos

Greater Boston Area



Compliance Officer
Santander Bank, N.A.
Sep 2010 – Jun 2015 · 4 yrs 10 mos
Greater Boston Area

Show 1 more experience ⌄

Education



Emerson College
Bachelor of Arts (B.A.), Communication and Media Studies
2003 – 2007

Licenses & certifications



CCEP
Society of Corporate Compliance and Ethics (SCCE)
Issued Nov 2017 · No Expiration Date
Credential ID H10124329



FCRA Certification for Data Furnishers
Consumer Data Industry Association
Issued Aug 2017 · No Expiration Date



FCRA certification for Data Users
Consumer Data Industry Association
Issued Aug 2017 · No Expiration Date

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Volunteer experience

Executive Officer
US Naval Sea Cadet Corps
Aug 2002 – Oct 2012 • 10 yrs 3 mos
Education

Instructor tasked with educating children from ages 10-18 years of age in personal growth and development, leadership, respect and discipline. The cadets that passed through our ranks grew to great careers both in military and civilian life. There is no military requirement. This program is simply an opportunity to develop, grow and nurish the cadets confidence levels, provide basic military training skills and give them a clear and earned sense of accomplishment. I trained them in Military customs and courtesies, Military history, Physical fitness and various other leadership, management and etiquette courses.



